SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K



                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934



                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)


                                     Poland



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X                       Form 40-F
         ---------------------------                   -----------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No            X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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We  announced  on April 20, 2001 that we are  launching  an offering of Euro 200 million in debt securities (the "Offering") in a transaction exempt from registration under the U.S. Securities Act of 1933.


The proceeds of the Offering are intended to be used to :


     o make a short term repayment of the amounts drawn under our revolving five year Bank Credit Facilities. We anticipate that these facilities will be redrawn later in 2001 to fund scheduled UMTS license installments due in June and September 2001;

     o repay the Bridge Loan Facility in the amount of approximately Euro 28 million, plus interest under the Bridge Loan Facility, which was used to partially cover the installment on the UMTS license due on March 31, 2001; and

     o cover working capital needs and capital expenditure (in a manner consistent with the indentures governing the Company's Existing Notes).


We anticipate that the proceeds of this offering, together with the proceeds from the Bank Credit Facilities entered into in February 2001 will satisfy all Company funding requirements for 2001, including the UMTS license installments.


Members of PTC Management Board will begin a roadshow on April 24, 2001. The roadshow meetings will be held in Frankfurt, The Hague, London, Milan, Paris and Zurich.


Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides the total range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.eragsm.pl. pages on the Internet.



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Legal Notices:

The debt securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States unless such transaction is registered or is exempt from the registration requirement.



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For further information contact:



Malgorzata Zelezinska          Andreas Melbaum               Jonathan Eastick
IR Manager                     Financial Controller          Director of Finance
(+48) 22 413 3275              (+48) 22 413  4205            (+48) 22 413 6230
mzelezinska@eragsm.pl          amelbaum@eragsm.pl            jeastick@eragsm.pl
---------------------          ------------------            ------------------


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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)





By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General





By: /s/ Wojciech Ploski

Wojciech Ploski, Director of Strategy, Marketing and Sales





By: /s/ Jonathan Eastick

Director of Finance





April 20,  2001



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